SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2007

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page
1.1	2006 Announcement of Final Results, dated March 21, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: March 22, 2007	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

2006 ANNOUNCEMENT OF FINAL RESULTS

•	Turnover reached RMB295.4 billion, up by 21.5%

•	EBITDA of RMB159.6 billion, up by 19.7%

•	Profit attributable to shareholders of RMB66.0 billion, up by 23.3%

•	Total subscribers exceeded 300 million, up by 22.1%

•	Proposed ordinary final dividend of HK$0.763 per share, including ordinary interim dividend of HK$0.62 per share paid, total ordinary dividend for 2006 amounting to HK$1.383 per share, representing a dividend payout ratio of 42%; proposed special final dividend of HK$0.069 per share, including special interim dividend of HK$0.09 per share paid, total special dividend for 2006 amounting to HK$0.159 per share

CHAIRMAN’S STATEMENT

Dear Shareholders,

In 2006, with the benefits of stable and rapid economic growth in China, a vibrant market demand and a rational competitive environment, the Group leveraged its strong competitive advantages and achieved rapid business development on top of its sustained growth in recent years. These were attained through leveraging network and brand advantages, strengthening economies of scale, developing innovative capabilities, enhancing management and service and implementing proactive and effective marketing strategies. The Group’s subscriber base surpassed 300 million and its leading position in the mobile telecommunications market in China was further consolidated. The Group achieved remarkable operating results.

REMARKABLE OPERATING RESULTS

In 2006, the Group’s operating revenue achieved notable growth and reached RMB295,358 million, representing an increase of 21.5 per cent. over the previous year. Profitability was further enhanced, and profit attributable to shareholders reached RMB66,026 million, representing an increase of 23.3% over the previous year. Margin of profit attributable to shareholders reached a relatively high level of 22.4%. EBITDA reached RMB159,574 million and basic earnings per share reached RMB3.32, representing an increase of 19.7 per cent. and 22.5 per cent. over the previous year, respectively. Notably, the Group’s revenue attributable to its value-added businesses continued to maintain a rapid growth momentum and amounted to RMB69,309 million in 2006, representing an increase of 38.1 per cent. over the previous year. The revenue attributable to value-added businesses accounted for 23.5 per cent. of the Group’s total operating revenue in 2006, 2.9 percentage points above that in the previous year, which is at a relatively high level among its international peers in the industry. The Group believes that it maintains a sound capital structure and that its financial strengths provide a solid foundation for its sustainable development in the future.

BUSINESS DEVELOPMENT

In 2006, while striving to retain its existing customers and stimulate customer usage volume, the Group actively explored market opportunities and developed new customers with a particular focus on the development of the rural mobile telecommunications market in China. The Group’s subscriber base continued to grow rapidly and voice usage volume achieved a notable increase. During the year the Group maintained relatively rapid and parallel growth in its subscriber base, revenue and profit. As at 31 December 2006, the Group’s total subscriber base reached 301 million, total usage volume reached 1,252.15 billion minutes, average minutes of usage per user per month (MOU) reached 381 minutes and average revenue per user per month (ARPU) was RMB90.

The rural mobile telecommunications market in China presents a momentum of robust growth. The Group strengthened its efforts in the development of the rural market and further improved its network coverage in rural areas. The Group enhanced resource utilization and controlled its customer acquisition costs and service costs through large-scale integrated sales. The Group also developed products and services targeting rural customers and launched sales packages that fit the unique consumption characteristics in rural areas. In 2006, nearly half of the Group’s subscriber growth came from rural markets.

In 2006, the Group kept forging ahead with keen determination and proactively pursued innovation. The Group continued to promote product innovation and business expansion. The proportion of the total revenue attributable to the Group’s value-added businesses continued to increase and a hierarchical product structure was established to meet the needs of the future. In 2006, the Group’s SMS business volume continued to increase and the average SMS usage volume reached nearly 1 billion per day. The Group’s “Color Ring”, MMS and WAP businesses also showed rapid growth and its mobile music business achieved a robust development. New product offerings of Mobile Mailbox and Mobile Newspaper were introduced to the market and presented a momentum of favorable growth. Mobile phones have gradually become a key and indispensable tool in our daily lives. Following the collaboration and win-win principles, the Company entered into strategic alliance with Phoenix Satellite Television Holdings Limited and News Corporation to explore new development opportunities in mobile telecommunications businesses and to prepare for the development of next generation businesses.

In 2006, the Group continued to strengthen its operations in various areas to hone premium service quality. The Group further enhanced brand awareness and increased its brand value. The Group also consolidated its sales channels, improved its customer services and enhanced customer satisfaction. In addition, the Group further strengthened its infrastructure capabilities and improved the functionality of its business support systems comprehensively in order to ensure improvement in management and to meet future business development requirements. In April 2006, “China Mobile” ranked number 4 globally in the “BRANDZTM Top 100 Most Powerful Brands” published by Millward Brown, a global market research firm. In August 2006, “China Mobile” ranked number 1 in the “20 Best Chinese Brands” jointly published by Interbrand and BusinessWeek, demonstrating a wider recognition of the brand value of “China Mobile”.

The Group boasts the world’s largest mobile telecommunications network and the world’s largest mobile subscriber base. In 2006, the Group continued to extend and deepen its network coverage. The Group further promoted and refined network optimization and further centralized network operation and maintenance, enabling the Group to maintain good network performance indicators and premium network quality. The Group had 234,000 base stations as of the end of 2006 and its wireless connection rate reached 99.3%. The coverage of the Group’s global roaming services continued to expand. As of the end of 2006, the Group’s GSM global roaming services covered 301 operators in 219 countries and regions and its GPRS roaming services covered 138 countries and regions. The Group maintained its leading position in network and business offerings.

ACQUISITION AND CONSOLIDATION

Since China Mobile Peoples Telephone Company Limited formally became the Company’s wholly-owned subsidiary on 28 March 2006, the Company has proactively achieved synergies. Through the integration of networks and support systems, the Company centralized and unified management, effectively reducing costs and extending the Group’s competitive advantages in networks, services and business offerings. As a result, China Mobile customers can more easily access the convenient, premium and localized services in Hong Kong.

MANAGEMENT OF THE COMPANY

Good operating performance comes in part from effective management. The Company seeks to continuously improve its management. In 2006, the Company further promoted refined management and optimized its operational management system. The Group implemented the “One China Mobile” project, whereby a centralized, computerized management system that has standard operating procedure was established. The Group strengthened its unified management over its various operating subsidiaries, effectively enhancing management efficiency and execution capabilities. At the same time, the Company further strengthened its efforts in corporate governance. In 2006, the Company implemented a comprehensive project in relation to its compliance with Section 404 of the Sarbanes-Oxley Act, upgraded its internal controls and established a comprehensive internal control and risk management system in accordance with the COSO framework. The Group believes that these initiatives will enable its internal controls system to fully play its supervisory role and help build a solid foundation for strengthening its corporate governance standards.

The Company’s outstanding performance has won popular recognition and acclaim. In 2006, the Company ranked number 112 as compared to number 128 in the previous year in “The World’s 2000 Biggest Public Companies” by Forbes magazine. The Company was once again selected by Financial Times as one of the “FT Global 500” companies, ranked number 38 as compared to number 64 in the previous year. The Company was also selected by the Business Week as one of the 2006 global “Info Tech 100” companies, leaping to number 8 from number 17 in the previous year. Based on the Group’s solid financial strengths, tremendous business development potential and sound financial management, in July 2006, Moody’s and Standard & Poor’s revised the Company’s credit rating upward to A2/Positive Outlook and A/Outlook Stable, respectively.

CORPORATE SOCIAL RESPONSIBILITY

The Company has always attached great importance to its corporate social responsibility and upheld its core value proposition of

“Responsibility makes Perfection”. The Company has strived to build an “informationalized” society, help eliminate Digital Divide, care for the underprivileged, and proactively support public welfare initiatives. The Company has also focused on energy conservation and environmental protection, with a view to achieving a harmonious development among the enterprise, society and the environment. In 2006, the Group’s efforts in corporate social responsibility won extensive recognition and acclaim. The Company has also established a corporate social responsibility management structure, and a designated department that reports directly to the Chairman has been put in charge of the planning and promotion of the Group’s corporate social responsibility initiatives. Details of the Group’s corporate social responsibility initiatives in 2006 are contained in the Company’s first Corporate Responsibility Report.

DIVIDENDS OF THE COMPANY

The Company holds in the highest regard the interests of its shareholders and the returns achieved for them, especially the minority shareholders. In consideration of the Company’s favorable operating results in 2006 and its long-term development in the future, and in accordance with the dividend payout plan for the full year of 2006, the Board recommends payment of an ordinary final dividend of HK$0.763 per share for the financial year ended 31 December 2006. This, together with the ordinary interim dividend of HK$0.62 per share paid during 2006, amounts to an aggregate ordinary dividend payment of HK$1.383 per share for the full financial year of 2006, representing an increase of 35.6 per cent. over the annual dividend of HK$1.02 per share for the full year of 2005. The dividend payout ratio for the year 2006 was 42 per cent.. In addition, whilst the profit and dividend per share for the year 2006 continued to maintain a favorable growth, the Board, having taken into full account the interests of its shareholders, recommends payment of a special final dividend in 2006 of HK$0.069 per share to cater for the effect of the Company’s revised depreciation policy on the profits attributable to shareholders. This, together with the special interim dividend of HK$0.09 per share paid during 2006, amounts to an aggregate special dividend payment of HK$0.159 per share for the full financial year of 2006. Having taken into account various relevant factors, such as the Company’s overall financial condition, cash flow generating capabilities and future continuing development needs, the Company plans the dividend payout ratio for the full financial year of 2007 to be 43 per cent.. In addition, the Company will consider distributing a special dividend for the year 2007 for the effect on the profit attributable to shareholders based on the planned revision of depreciation policy in 2007. The Board believes that the Company’s strong free cash flow will be capable of supporting the investments required to maintain the sustained stable growth of the Company, while also providing shareholders with a favorable cash return. The Company will continue its efforts to achieve a sustainable, steadily increasing dividend over the longer term, with a view to generating the best possible returns for shareholders.

LOOKING TO THE FUTURE

Looking to the future, the rapid growth of the Chinese economy and the rise of Chinese residents’ consumption power have resulted in an increasing demand for mobile telecommunications products and services. The development of China’s rural economy has driven the development of the mobile telecommunications market in rural areas, thereby bringing new opportunities for the Company’s market expansion. The accelerated development in China’s “informationalization” has created tremendous demand for mobile telecommunications businesses, and the potential of China’s mobile telecommunications market remains enormous. However, the ever-increasing technological advancement and the globalization process bring business opportunities as well as challenges. The deepening of the reform in the national telecommunications industry and the issuance of 3G licences in China may result in substantial changes in the industry and the competitive environment.

An outstanding enterprise should be equipped with strong capabilities to face adversities and tolerate risks. It should strengthen its advantages, emphasize fundamental management, strategic management and human resources training and cultivate corporate culture. It should also encourage innovative thinking, swiftly adjust and adapt itself to the changing environment, make the best use of the situation and turn adversities into opportunities.

In the face of opportunities as well as challenges, the Group will persist in its strategic positioning as a “Mobile Information Expert”, leverage its economies of scale, focus on premium quality, actively seek opportunities for expansion and growth and constantly promote innovations so as to maintain sustainable development. The Group also intends to enhance its overall strengths and maintain a favorable environment in the industry, with a view to achieving harmonious development. As the only mobile telecommunications services partner for the 2008 Beijing Olympics, the Group will make all efforts to ensure the provision of premium quality mobile telecommunications services. At the same time, the Group will actively carry out preparatory work for the future, including preparation for the next generation mobile telecommunications network and technologies, and will actively explore new mobile multi-media products. The Group seeks to ensure the continued viability of the driving forces behind its sustained development, to extend its momentum of healthy and continuous development and to maintain a long-term, solid business foundation, with a view to bringing better returns for its investors.

Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 21 March 2007

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2006.

CONSOLIDATED INCOME STATEMENT

(Expressed in Renminbi)

		Year ended 31 December
		2006		2005
	Note	RMB million		RMB million
Operating revenue (Turnover)	4
Usage fees			189,710		156,710
Monthly fees			21,629		25,055
Value-added services fees			69,309		50,187
Other operating revenue			14,710		11,089

			295,358		243,041

Operating expenses
Leased lines			2,451		3,224
Interconnection			18,783		15,309
Depreciation			64,574		56,368
Personnel			16,853		14,200
Other operating expenses	5		100,569		80,254

			203,230		169,355

Profit from operations			92,128		73,686

Amortization of other intangible assets			(203)		—
Other net income			2,872		3,284
Non-operating net income			1,017		1,025
Interest income			2,604		1,615
Finance costs			(1,510)		(1,346)

Profit before taxation			96,908		78,264
Taxation	6		(30,794)		(24,675)

Profit for the year			66,114		53,589

Attributable to:
Equity shareholders of the Company			66,026		53,549
Minority interests			88		40

Profit for the year			66,114		53,589

Dividends payable to equity shareholders of the Company attributable to the year:

Ordinary interim dividend declared and paid during the year	7		12,612		9,259
Special interim dividend declared and paid during the year	7		1,831		—
Ordinary final dividend proposed after the balance sheet date	7		15,327		11,767
Special final dividend proposed after the balance sheet date	7		1,386		—

			31,156		21,026

Earnings per share – Basic	8(a)	RMB	3.32	RMB	2.71

Earnings per share – Diluted	8(b)	RMB	3.29	RMB	2.70

Dividend per share – Interim
– Ordinary	7	HK$	0.62	HK$	0.45

– Special	7	HK$	0.09		—

Dividend per share – Final
– Ordinary	7	HK$	0.763	HK$	0.57

– Special	7	HK$	0.069		—

CONSOLIDATED BALANCE SHEET

(Expressed in Renminbi)

		As at 31 December
		2006	2005
	Note	RMB million	RMB million
Non-current assets
Property, plant and equipment		218,274	216,505
Construction in progress		52,436	34,201
Land lease prepayments		7,675	7,243
Goodwill		36,894	35,300
Other intangible assets		700	—
Interest in associates		—	—
Other financial assets		77	77
Deferred tax assets		7,113	6,625

		323,169	299,951

Current assets
Inventories		3,007	2,365
Accounts receivable	9	7,153	6,603
Other receivables		2,500	1,911
Prepayments and other current assets		4,613	3,583
Amount due from ultimate holding company		305	63
Tax recoverable		468	165
Deposits with banks		82,294	41,925
Cash and cash equivalents		71,167	64,461

		171,507	121,076

Current liabilities
Accounts payable	10	57,240	41,931
Bills payable		2,212	1,359
Deferred revenue		21,823	16,975
Accrued expenses and other payables		46,130	40,007
Amount due to ultimate holding company		129	269
Amount due to immediate holding company		186	96
Interest-bearing borrowings		2,996	—
Obligations under finance leases		68	68
Current taxation		9,823	9,249

		140,607	109,954

Net current assets		30,900	11,122

Total assets less current liabilities		354,069	311,073

Non-current liabilities
Interest-bearing borrowings		(33,574)	(36,545)
Deferred revenue, excluding current portion		(930)	(1,324)
Deferred tax liabilities		(192)	(97)

		(34,696)	(37,966)

NET ASSETS		319,373	273,107

CAPITAL AND RESERVES
Share capital		2,130	2,116
Reserves		316,872	270,708

Total equity attributable to equity shareholders of the Company		319,002	272,824
Minority interests		371	283

TOTAL EQUITY		319,373	273,107

Notes:

1.	Basis of preparation

The Group’s audited consolidated results for the year ended 31 December 2006 include the results of the Company, the mobile telecommunications subsidiaries in each of the thirty-one provinces, autonomous regions and municipalities in Mainland China and other major subsidiaries including China Mobile Communication Co., Ltd., China Mobile Holding Co., Ltd., China Mobile (Shenzhen) Limited, Aspire Holdings Limited and its subsidiaries, China Mobile Group Design Institute Co., Ltd. (formerly “Beijing P&T Consulting and Design Institute Company Limited”), Advanced Roaming & Clearing House Limited and Fit Best Limited for the full year ended 31 December 2006; and the post-acquisition results of China Mobile Peoples Telephone Company Limited (“Peoples Telephone”) for the period from 5 January 2006 (date of acquisition) to 31 December 2006.

The Group’s audited consolidated results for the year ended 31 December 2005 include the results of the Company, the mobile telecommunications subsidiaries in each of the thirty-one provinces, autonomous regions and municipalities in Mainland China and other major subsidiaries including China Mobile Communication Co., Ltd., China Mobile Holding Co., Ltd., China Mobile (Shenzhen) Limited, Aspire Holdings Limited and its subsidiaries, China Mobile Group Design Institute Co., Ltd. (formerly “Beijing P&T Consulting & Design Institute Company Limited”) for the full year ended 31 December 2005; Advanced Roaming & Clearing House Limited for the period from 4 April 2005 (date of incorporation) to 31 December 2005 and Fit Best Limited for the period from 15 September 2005 (date of incorporation) to 31 December 2005.

2.	Changes in accounting policies

The Hong Kong Institute of Certified Public Accountants has issued certain new and revised Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations, that are first effective or available for early adoption for the current accounting period of the Group.

The adoption of these new and revised HKFRSs did not result in any significant impact for current and prior accounting periods.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period except for HK(IFRIC) 10, Interim financial reporting and impairment, which is effective for accounting periods beginning on or after 1 November 2006.

3.	Segment reporting

No analysis of the Group’s turnover and contribution to profit from operations by geographical segment or business segment has been presented as the majority of the Group’s operating activities are carried out in Mainland China and less than 10 per cent. of the Group’s turnover and contribution to profit from operations were derived from activities outside Mainland China or outside the Group’s mobile telecommunications and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group’s total assets.

4.	Turnover

Turnover represents usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of PRC business tax. Business tax is charged at approximately 3 per cent of the corresponding revenue. No business tax is charged on the revenue generated from the Group’s mobile telecommunications and related services in Hong Kong.

Value-added services fees are mainly derived from voice value-added services, short message services (“SMS”), and non-SMS data business.

Other operating revenue mainly represents interconnection revenue.

5.	Other operating expenses

Other operating expenses primarily comprise selling and promotion expenses, impairment loss for doubtful accounts, operating lease charges, maintenance charges, debt collection fees, spectrum charges, write-off of property, plant and equipment and other miscellaneous expenses.

6.	Taxation

Taxation in the consolidated income statement represents:

	2006	2005
	RMB million	RMB million
Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the year	3	—
Under-provision in respect of Hong Kong profits tax for prior year	9	—
Provision for PRC enterprise income tax on the estimated taxable profits for the year	31,802	27,487
Over-provision in respect of PRC enterprise income tax for prior years	(550)	(247)

	31,264	27,240
Deferred tax
Origination and reversal of temporary differences	(470)	(2,565)

	30,794	24,675

(i)	The provision for Hong Kong profits tax for 2006 is calculated at 17.5 per cent. (2005: 17.5 per cent.) of the estimated assessable profits for the year. For the year ended 31 December 2005, no provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits during the year.

(ii)	The provision for PRC enterprise income tax is based on a statutory rate of 33 per cent. of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the People’s Republic of China (the “PRC”) during the year, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30 per cent. or 15 per cent. respectively.

7.	Dividends

Dividends attributable to the year:

	2006	2005
	RMB million	RMB million
Ordinary interim dividend declared and paid of HK$0.62 (equivalent to approximately RMB0.64) (2005: HK$0.45 (equivalent to approximately RMB0.47)) per share	12,612	9,259
Special interim dividend declared and paid of HK$0.09 (equivalent to approximately RMB0.09) (2005: Nil) per share	1,831	—
Ordinary final dividend proposed after the balance sheet date of HK$0.763 (equivalent to approximately RMB0.767) (2005: HK$0.57 (equivalent to approximately RMB0.59)) per share	15,327	11,767
Special final dividend proposed after the balance sheet date of HK$0.069 (equivalent to approximately RMB0.069) (2005: Nil) per share	1,386	—

	31,156	21,026

The proposed ordinary and special final dividends which are declared in Hong Kong dollars are translated into RMB at the rate HK$1 = RMB1.00467, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2006. As the ordinary and special final dividends are declared after the balance sheet date, such dividends are not recognized as liabilities as at 31 December 2006.

8.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Comp any of RMB66,026,000,000 (2005: RMB53,549,000,000) and the weighted average number of 19,892,968,234 shares (2005: 19,738,229,495 shares) in issue during the year, calculated as follows:

(i)	Weighted average number of shares

	2006	2005
	Number of shares	Number of shares
Issued shares at 1 January	19,835,160,399	19,700,639,399
Effect of share options exercised	57,807,835	37,590,096

Weighted average number of shares at 31 December	19,892,968,234	19,738,229,495

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the adjusted profit attributable to equity shareholders of the Company of RMB66,026,000,000 (2005: RMB53,684,000,000, after adding back the interest expense on the convertible notes) and the weighted average number of shares 20,078,548,959 (2005: 19,892,163,022 shares), calculated as follows:

(i)	Adjusted profit attributable to equity shareholders of the Company (diluted)

	2006	2005
	RMB million	RMB million
Profit attributable to equity shareholders	66,026	53,549
After tax effect of effective interest on liability component of convertible notes	—	135

Adjusted profit attributable to equity shareholders (diluted)	66,026	53,684

(ii)	Weighted average number of shares (diluted)

	2006	2005
	Number of shares	Number of shares
Weighted average number of shares at 31 December	19,892,968,234	19,738,229,495
Effect of deemed issue of shares under the Company’s share option scheme for nil consideration	185,580,725	77,510,206
Effect of conversion of convertible notes	—	76,423,321

Weighted average number of shares (diluted) at 31 December	20,078,548,959	19,892,163,022

9.	Accounts receivable

Ageing analysis of accounts receivable, net of impairment loss for doubtful accounts, is as follows:

	2006	2005
	RMB million	RMB million
Within 30 days	5,447	5,269
31 – 60 days	911	697
61 – 90 days	581	637
Over 90 days	214	—

	7,153	6,603

Accounts receivable from customers are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

All of the accounts receivable are expected to be recovered within one year.

10.	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, leased lines and interconnection expenses.

The ageing analysis of accounts payable as at 31 December is as follows:

	2006	2005
	RMB million	RMB million
Amounts payables in the next:
1 month or on demand	41,026	27,493
2 – 3 months	5,629	4,599
4 – 6 months	4,067	3,675
7 – 9 months	2,086	1,448
10 – 12 months	4,432	4,716

	57,240	41,931

The accounts payable are expected to be settled within one year.

11.	Non-adjusting post balance sheet event

Pursuant to the PRC enterprise income tax law passed by the Tenth National People’s Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and will be effective from 1 January 2008. The impact of such change of enterprise income tax rate on the Group’s consolidated financial statements will depend on detailed pronouncements that are subsequently issued. Since implementation measure on transitional policy of preferential tax rate granted according to current tax law and administrative regulations was not yet announced, the Group cannot reasonably estimate the financial impact of the new tax law to the Group at this stage.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited financial statements for the year ended 31 December 2006.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

Throughout the year ended 31 December 2006, other than the roles of the Chairman and the Chief Executive Officer being performed by Mr. Wang Jianzhou, the Company has complied with all the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Mr. Wang Jianzhou joined the Board of Directors of the Company in November 2004 and since then has been the Chairman and the Chief Executive Officer of the Company in charge of the overall management of the Company.

The Company considers that the combination of the roles of the Chairman and the Chief Executive Officer can promote the efficient formulation and implementation of the Company’s strategies which will enable the Group to grasp business opportunities efficiently and promptly. The Company considers that through the supervision of its Board and its Independent Non-Executive Directors, a balancing mechanism exists so that the interests of the shareholders are adequately and fairly represented.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 14 May 2007 to 16 May 2007 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final and special dividends, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 11 May 2007.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The 2006 annual report will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

The consolidated financial information set out above does not constitute the Company’s statutory financial statements for the years ended 31 December 2005 or 2006 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2006, which contain an unqualified auditors report, will be delivered to the Registrar of Companies, and despatched to shareholders as well as made available on the Company’s website at http://www.chinamobileltd.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward- looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Paul Michael Donovan as a non-executive director.